February 28, 2012

John Hartz

Senior Assistant

Chief Accountant

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	Fuwei Films (Holdings) Co., Ltd.
Form 20-F for the Year Ended December 31, 2010
Filed March 25, 2011
Form 20-F/A for the Year Ended December 31, 2010
Filed December 2, 2011
Response dated February 7, 2012
File No. 1-33176

Dear Mr. Hartz:

Fuwei Films (Holdings) Co., Ltd. (the “Company”) hereby provides responses (the “Response Letter”) to comments issued in a letter dated February 14, 2012 (the “Staff Letter”) regarding the Company’s Annual Report on Form 20-F for the year ended December 31, 2010 (the “Annual Report”) filed on March 25, 2011 and Form 20-F/A for the Year Ended December 31, 2010 filed on December 2, 2011. The discussion below reflects our responses to the Staff Letter and is presented in the order of the numbered comments in the Staff Letter.

Form 20-F for the Year Ended December 31, 2010

Item 15. Controls and Procedures, page 77

1. We note the following from your response:

- You have had attrition in your finance department. This is generally not seen as strength in internal controls over financial reporting and disclosure controls and procedures.

- It appears that you hired Tullius Taylor Sartain & Sartain, in 2007 five years ago. It is unclear how their current absence has contributed to your ongoing internal controls over financial reporting and disclosure controls and procedures.

- It is unclear how the departure of you former CFO, Ms. Cindy Lu has contributed to your ongoing internal controls over financial reporting and disclosure controls and procedures.

- It is unclear how the departure your former financial reporting employee Ms Xinrong Zhai has contributed to your ongoing internal controls over financial reporting and disclosure controls and procedures.

All of the above changes appear to be changes over the past few years that indicate a weakening of internal controls rather than a strengthening. A system of internal controls requires the ongoing input of appropriately qualified, well-trained individuals in the area of U.S. GAAP.

Based on the additional information you have provided, it still does not appear that your accounting personnel have the appropriate U.S. GAAP experience. Accordingly, we still believe that your lack of U.S. GAAP experience appears to constitute a material weakness and thus your internal controls over financial reporting would appear to be ineffective. Please revise your conclusion on internal control over financial reporting and explain in detail in your amendment that you have an accounting department with limited knowledge of U.S. GAAP and disclose how you will remedy this material weakness in the future. You should also consider the impact of this material weakness on your conclusion regarding disclosure controls and procedures. Refer to Item 308 of Regulation S-K.

COMPANY RESPONSE:

1.	We retained Tullius Taylor Sartain & Sartain (“TTS&S”) in 2007 as our consultants for purposes of the Sarbanes-Oxley Act Section 404 compliance, which helped us develop the existing system of internal controls in accordance with U.S. GAAP and the COSO standards. TTS&S conducted trial, evaluation and provided advice for improvement over the course of 198 working days. Our internal control system over financial reporting was implemented thereafter and was tested regularly by our internal control clerk. In consideration of our stable structure and business of the Company, we did not retain TTS&S for ongoing internal control services.

2.	About the attrition in our finance department, it is common currently in China and in many other companies located elsewhere and reporting to the SEC. Currently, we are recruiting a full-time reporting employee with U.S. GAAP experience to satisfy the SEC requirements in light of Ms. Zhai’s departure. Please see response 3 below regarding the effect of this attrition on management’s conclusions regarding the effectiveness of our internal controls over financial reporting.

3.	We expect that our conclusion on internal control over financial reporting contained in our 20-F for FY 2011 will likely be that the lack of sufficient internal staff with experience in U.S. GAAP as at December 31, 2011 constituted a “material weakness” and that we will disclose how we will remedy this material weakness in the future, including recruiting a full-time reporting manager with U.S. GAAP experience and conducting regular training in U.S. GAAP principles for all the financial reporting staff of the Company.

As set forth in our response letter dated February 7, 2012, based on the facts set forth above, and in view of lack of matters requiring restatement or substantive correction in the time since the Company commenced reporting its results in U.S. GAAP, we do not intend to revise the conclusions expressed in management’s report on internal controls over financial reporting and disclosure controls and procedures in our Annual Report on Form 20-F for the year ended December 31, 2010. The Company does not believe that as of the end of the fiscal period covered thereby it lacked U.S. GAAP experience to the extent that it constituted “a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented, or detected and corrected on a timely basis” (SAS 115).

Sincerely,

/s/ Xiuyong Zhang

Xiuyong Zhang
Chief Financial Officer

CC: Mitchell S. Nussbaum, Esq.